United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Purchases of equity securities by the issuer and affiliated purchasers on September 30, 2023.

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				77,662,283	1.71%	1.71%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	09/01/23	201,100	67.98580	13,671,945.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	09/04/23	250,000	69.49812	17,374,530.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	09/05/23	250,000	69.16035	17,290,088.00
Shares	VALE3	Itaú Corretora de Valores S.A	Buy	09/06/23	250,000	68.52742	17,131,855.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	09/11/23	250,000	67.88325	16,970,813.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	09/12/23	250,000	67.77566	16,943,914.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	09/13/23	250,000	67.55378	16,888,444.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	09/14/23	196,400	69.96927	13,741,965.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	09/15/23	300,000	70.26315	21,078,944.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	09/18/23	250,000	69.20636	17,301,590.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	09/19/23	150,000	68.81896	10,322,844.00
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				80,259,783	1.77%	1.77%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on September 30, 2023.

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				1,151,600	0.03%	0.03%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				1,151,600	0.03%	0.03%

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on September 30, 2023.

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				152,332,530	3.36%	3.36%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	Santander Investment Securities Inc.	Buy	09/01/23	250,000	13.79688	17,010,857.72
ADS	VALE	Santander Investment Securities Inc.	Buy	09/05/23	250,000	13.90652	17,280,588.02
ADS	VALE	Santander Investment Securities Inc.	Buy	09/06/23	250,000	13.77979	17,142,750.04
ADS	VALE	J.P. Morgan Securities Inc.	Buy	09/11/23	250,000	13.74717	16,966,066.92
ADS	VALE	J.P. Morgan Securities Inc.	Buy	09/12/23	250,000	13.66980	16,918,080.63
ADS	VALE	J.P. Morgan Securities Inc.	Buy	09/13/23	250,000	13.73055	16,878,627.75
ADS	VALE	J.P. Morgan Securities Inc.	Buy	09/14/23	209,367	14.36349	14,660,600.99
ADS	VALE	J.P. Morgan Securities Inc.	Buy	09/15/23	300,000	14.39664	21,028,745.41
ADS	VALE	J.P. Morgan Securities Inc.	Buy	09/18/23	250,000	14.23086	17,267,375.77
ADS	VALE	J.P. Morgan Securities Inc.	Buy	09/19/23	150,000	14.12965	10,295,213.80
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				154,741,897	3.41%	3.41%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: October 10, 2023		Head of Investor Relations